UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. 5 *
                                               ----------

                      THE YANKEE CANDLE COMPANY, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 984757104
               ----------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER          FORSTMANN LITTLE & CO. SUBORDINATED DEBT
     & JACOBSON                                   AND EQUITY MANAGEMENT BUYOUT
    ONE NEW YORK PLAZA                            PARTNERSHIP-VI, L.P.
    NEW YORK, NY  10004                FORSTMANN LITTLE & CO. EQUITY
    ATTN:  LOIS HERZECA, ESQ.                     PARTNERSHIP-V, L.P.
    (212) 859-8000
                                                  C/O FORSTMANN LITTLE & CO.
                                                  767 FIFTH AVENUE
                                                  NEW YORK, NY  10153
                                                  ATTN:  WINSTON W. HUTCHINS
                                                  (212) 355-5656

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                May 23, 2003
                     ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is
filing  this  schedule   because  of   ss. ss. 240.13d-1(e),   240.13d-1(f)or
240.13d-1(g),  check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 984757104                                                Page 2 of 7

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.
            FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                        (b) |X|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
            OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

    NUMBER OF     7   SOLE VOTING POWER
     SHARES              3,699,506

  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY             0

      EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              3,699,506

      WITH        10  SHARED DISPOSITIVE POWER
                         0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,699,506

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.8%

   14    TYPE OF REPORTING PERSON*
            PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    13D

CUSIP No. 984757104                                                Page 3 of 7

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.
            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                        (b) |X|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
            OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

    NUMBER OF     7   SOLE VOTING POWER
     SHARES              5,617,769

  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY             0

     EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              5,617,769

      WITH        10  SHARED DISPOSITIVE POWER
                         0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,617,769

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.3%

   14    TYPE OF REPORTING PERSON*
            PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"), previously filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V"), a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), a Delaware limited partnership. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.  Purpose of Transaction


Item 4 is hereby amended and supplemented as follows:

          On May 23, 2003, Equity-V sold 7,525,231 shares of Common Stock and MBO-VI sold 4,955,640 shares of Common Stock pursuant to a registered public offering, at a price of $19.10 per share (net of underwriting discounts and commissions).

ITEM 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows, as of May 23, 2003:

            (i)   Equity-V:

            (a)   Amount Beneficially Owned:

          Equity-V directly owns 5,617,769 shares of Common Stock. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXX.

          The shares of Common Stock owned by Equity-V represent approximately 10.3% of the outstanding Common Stock.

          (b) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote - 5,617,769.

               (ii) shared power to vote or to direct the vote -- none.

               (iii) sole power to dispose or to direct the disposition of
                    - 5,617,769.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

               (ii) MBO-VI:

                    (a)  Amount Beneficially Owned:

            MBO-VI directly owns 3,699,506 shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes, each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXIX. Mr. Lister, Ms. Nicholls and Mr. Holmes do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares.

            The shares of Common Stock owned by MBO-VI represent approximately 6.8% of the outstanding Common Stock.

          (b)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote - 3,699,506

               (ii) shared power to vote or to direct the vote -- none.

               (iii) sole power to dispose or to direct the disposition of
                    - 3,699,506.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (iii) See description of sale transaction in ITEM 4 above.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

     As a result of the sales by Equity-V and MBO-VI (the "Forstmann Little partnerships") in the offering described in Item 4 above, the Forstmann Little partnerships own less than 20% of the outstanding Common Stock and the "Release Date" has occurred under the stockholders agreements between the Company and certain current and former executive officers and employees ("Stockholders") of the Company (including Mr. Michael Kittredge). After the occurrence of the Release Date, the Stockholders no longer have a contractual right to participate proportionately in sales of Common Stock (including public offerings) by the Forstmann Little partnerships. In addition, after the Release Date, the Forstmann Little partnerships no longer have the right to require that the Stockholders participate proportionately in sales or exchanges of Common Stock (including public offerings) by the Forstmann Little partnerships or, if such sale or exchange requires stockholder approval, to require that the Stockholders vote in favor of such sale or exchange.

     The foregoing description of the stockholders agreements between the Company and the Stockholders is not intended to be complete and is qualified in its entirety by the complete text of such stockholders agreements all of which are incorporated herein by reference, and which have been filed as Exhibits 3 and 4 hereto.


ITEM 7.   Material to be Filed as Exhibits

     1. Agreement and Plan of Reorganization, dated July 2, 1999, between Yankee Candle and Yankee Candle Holdings, and the exhibits thereto. Filed as Exhibit 1 to the initial Schedule 13D, dated July 6, 1999, of Yankee Candle filed by the Forstmann Little partnerships.

     2. Registration Rights Agreement, dated as of May 6, 1999, among Yankee Candle, Equity-V and MBO-VI. Filed as Exhibit 2 to the initial Schedule 13D, dated July 6, 1999, of Yankee Candle filed by the Forstmann Little partnerships.

     3. Form of Stockholder's Agreement between Yankee Candle and Stockholders (other than Michael Kittredge). Filed as Exhibit 3 to the initial Schedule 13D, dated July 6, 1999, of Yankee Candle filed by the Forstmann Little partnerships.

     4. Stockholder's Agreement, dated as of April 27, 1998, between Yankee Candle and Michael Kittredge. Filed as Exhibit 10.6 to Yankee Candle's Registration Statement on Form S-1 (File No. 333-76397) and incorporated by reference herein.

     5. Management Rights Letters, each dated as of May 1, 1999, between Yankee Candle and the Forstmann Little partnerships. Filed as
          Exhibit 5 to the initial Schedule 13D, dated July 6, 1999, of Yankee Candle filed by the Forstmann Little partnerships.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 23, 2003          FORSTMANN LITTLE & CO. EQUITY
                              PARTNERSHIP-V, L.P.

                              By:   FLC XXX Partnership, L.P.
                                    its general partner


                              By: /s/ Winston W. Hutchins
                                  ------------------------------
                                  Winston W. Hutchins,
                                  a general partner


                              FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                              EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

                              By:   FLC XXIX Partnership, L.P.
                                    its general partner


                              By: /s/ Winston W. Hutchins
                                  ------------------------------
                                  Winston W. Hutchins,
                                  a general partner